Exhibit 12.1

SIMON PROPERTY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the year ended December 31,				
	2005	2004	2003	2002	2001
Earnings:					
Pre-tax income from continuing operations . . .	$ 473,557	$ 471,711	$ 443,561	$ 530,281	$ 282,460
Add:					
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	49,939	46,124	59,165	47,939	62,448
Minority interest in income of majority owned subsidiaries	13,743	9,687	7,277	10,498	10,593
Distributed income from less than 50% owned unconsolidated entities	66,165	45,909	42,939	37,811	51,740
Amortization of capitalized interest	2,772	2,533	1,850	1,876	1,706
Fixed Charges	932,404	769,883	696,289	684,955	726,007
Less:					
Income from unconsolidated entities	(81,807)	(81,113)	(99,645)	(78,695)	(67,116)
Interest capitalization	(15,502)	(15,546)	(11,059)	(5,507)	(10,325)
Preferred distributions of consolidated subsidiaries	(28,080)	(21,220)	(12,044)	(11,340)	(26,085)
Earnings	**$1,413,191**	**$1,227,968**	**$1,128,333**	**$1,217,818**	**$1,031,428**
Fixed Charges:					
Portion of rents representative of the interest factor	8,869	7,092	5,507	4,185	4,977
Interest on indebtedness (including amortization of debt expense)	879,953	726,025	667,679	663,923	684,620
Interest capitalized	15,502	15,546	11,059	5,507	10,325
Preferred distributions of consolidated subsidiaries	28,080	21,220	12,044	11,340	26,085
Fixed Charges	$ 932,404	$ 769,883	$ 696,289	$ 684,955	$ 726,007
Preferred Stock Dividends	73,854	42,346	55,138	64,201	51,360
Fixed Charges and Preferred Stock Dividends . .	**$1,006,258**	**$ 812,229**	**$ 751,427**	**$ 749,156**	**$ 777,367**
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	**1.40x**	**1.51x**	**1.50x**	**1.63x**	**1.33x**

For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

The computation of ratio of earnings to fixed charges has been restated to comply with FASB Statement No. 144 which requires the operating results of the properties sold in the current year to be reclassified to discontinued operations and requires restatement of previous years' operating results of the properties sold to discontinued operations.